ITEM 24 (b) EXHIBITS

(4) (e)

Form of Enhanced Death Benefit Rider to Individual Contract

Annuity Investors Life Insurance Company

Home Office: Cincinnati, Ohio

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

ENHANCED DEATH BENEFIT RIDER

This Enhanced Death Benefit rider ("EDB Rider") is part of your Contract. It is not a separate contract. It changes your Contract only as stated here. If it conflicts with the other terms of your Contract, the provisions of this EDB Rider will control.

Effective Date and Termination

This EDB Rider is effective as of the Contract Effective Date. It must be elected before the Contract Effective Date. This EDB Rider cannot be added or discontinued after the Contract Effective Date. This EDB Rider may only be elected if each Owner or Joint Owner is under Age [79] on the Contract Effective Date.

This EDB Rider will remain in effect until the earliest of:

    the date you fully surrender the Contract;

    the Death Benefit Valuation Date (or the date that would have been the Death Benefit Valuation Date) if a spouse becomes successor owner;

    the Annuity Commencement Date, or GMIB Commencement Date, as applicable;

    the date the Contract is otherwise terminated in accordance with Contract provisions; or

    the date you name a new Owner who is older than the oldest previous Owner.

If the receipt of any benefit under this EDB Rider would cause your Contract to lose its tax-qualified or tax-deferred status, this EDB Rider will be deemed to be void from its inception. In that event, all charges deducted from your Contract for this EDB Rider will be refunded.

EDB Rider Charge

The charge for this EDB Rider (the "EDB Rider Charge") is as shown on the Contract Specifications page. The EDB Rider Charge is deducted daily from each of the Subaccounts for so long as this EDB Rider remains in effect.

Enhanced Death Benefit Rider

You have purchased an EDB Rider. This EDB Rider provides for an Enhanced Death Benefit Amount (as defined below) when a Death Benefit becomes payable as a result of the death of any Owner before the Annuity Commencement Date or GMIB Commencement Date, as applicable. The Enhanced Death Benefit Amount, if it is larger, will be paid instead of the Death Benefit Amount otherwise payable under the Contract. Only one Death Benefit will be paid under the Contract and this EDB Rider.

Enhanced Death Benefit Amount

The Enhanced Death Benefit Amount ("EDB Amount") will be equal to total Purchase Payment(s), reduced proportionally for partial surrenders, and increased by any applicable interest, as described below; provided, however, that the EDB Amount shall not exceed [200%] of the total Purchase Payment(s), reduced proportionally for partial surrenders. Any reduction for partial surrenders will be in the same proportion that the Account Value was reduced on the date of the partial surrender.

If paid, the EDB Amount will be reduced by any applicable premium tax or other tax. Any loans (including interest) that have not been repaid will also be deducted from this amount before it is paid.

The EDB Amount will be allocated among the Subaccounts and Fixed Account options if it is paid. This allocation will occur as of the Death Benefit Valuation Date, on a pro rata basis. It will be made in the same proportion as the value of each Fixed Account or Subaccount option bears to the total Account Value as of the end of the Valuation Period immediately preceding the Death Benefit Valuation Date.

Interest Crediting

If any Owner dies before Age [80], interest on Purchase Payments for determination of an EDB Amount compounds daily, at the effective annual interest rate described below (the "Specified Rate"), to the Death Benefit Valuation Date. If any Owner dies on or after his or her [80th] birthday, interest compounds daily, at the Specified Rate, to the Contract Anniversary prior to the [80th] birthday of the deceased Owner.

If this Contract is issued before any Owner is Age [71], the Specified Rate is [5%]. If this Contract is issued after any Owner is Age [71] and before any Owner is Age [79], the Specified Rate is [4%].

All other terms and conditions of your Contract remain unchanged.

Signed for us at our office as of the date of issue.

SECRETARY	PRESIDENT
MARK F. MUETHING	CHARLES R. SCHEPER